EXHIBIT 10.59


                                    AGREEMENT




Please let this letter reflect that JAMCO, 1717 N.BAYSHORE Drive Suite 3854 MIAMI FLORIDA 33132, and Imaging Diagnostic Systems, Inc. are hereby severing their Distribution Agreement entered into on March 22, 2003. It is expressly understood and agreed that this termination is based on the mutual consent of both parties. No party shall be responsible to the other for compensation, damages or losses from this termination.

JAMCO, its successors and assigns agree to discontinue to use IDSI's name and will no longer identify itself as a Distributor, thereto.



AGREED AND UNDERSTOOD,
Dated: May 28, 2003


JAMCO                                     Imaging Diagnostic Systems, Inc.




/s/ Jean Medici                           /s/ Linda B. Grable
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Jean Medici                               Linda B. Grable, CEO